NCG

New Caledonian Geological Consulting
RR 6, 1450 Davidson Road
Gibsons, B.C., Canada V0N 1V8
Vancouver phone (604) 684-6864 fax (604) 608-2957
e-mail peter@Ronning.ca • http://www.Ronning.ca

consulting to the mineral exploration industry since 1989

CONSENT OF AUTHOR

July 24, 2007

Pacific Rim Mining Corp.
#410 – 625 Howe Street
Vancouver, BC
V7L 1J1

Dear Sirs/Mesdames:

Re: Pacific Rim Mining Corporation
Consent

The undersigned hereby consents to being named in the Annual Information Form dated July 20, 2007 ("AIF"), Management Discussion and Analysis dated July 20, 2007 (the "MD&A"), and the Form 40-F dated July 20, 2007 (the Form 40-F") and to the inclusion of references to and extracts from the report entitled "Technical Report on the El Dorado Project Gold and Silver Resources" dated July 31, 2006 (the **"Report"**) in the AIF, the MD& A and the Form 40-F:

I confirm that I have read the AIF, the MD&A and the Form 40-F and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Report or that the written disclosure contains any misrepresentation of the information contained in the Report, confirm that the information contained therein that is derived from the Report fairly and accurately represents the information in the Report that supports the written disclosure and confirm that such matters are within my knowledge as a result of the services performed by me in connection with the Report.

Sincerely,

Peter A. Ronning, P.Eng.